February 10, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	LONGEVERON LLC

Amendment No. 2 to Registration Statement on Form S-1

Filed February 8, 2021

File No. 333-252234

Ladies and Gentlemen:

On behalf of Longeveron LLC, a limited liability company organized under the laws of Delaware and following a statutory conversion, a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 9, 2021 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 3”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed February 3, 2021

About Our Indications, page 3

1.	Please revise your disclosure on pages 3, 4 and 88 to clarify that you have not yet submitted an orphan drug designation request and that determinations as to whether ARDS and HLHS qualify as a "rare disease or condition" will be made on the basis of the facts and circumstances as of the date the request for orphan drug designation is made.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure in the Registration Statement to clarify that the Company has not yet submitted an orphan drug designation request and that determinations as to whether ARDS and HLHS qualify as a "rare disease or condition" will be made on the basis of the facts and circumstances as of the date the request for orphan drug designation is made.

Summary Financial Data

Statement of Operations Data, page 9

2.	Please revise your disclosures to present your per share amounts rounded to the nearest two decimal places so as to not imply greater precision than exists.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosure in the Registration Statement to present your per share amounts rounded to the nearest two decimal places.

Balance Sheet Data, page 10

3.	Please revise to present the pro forma balance sheet data based on the latest balance sheet. Refer to Rule 11-02(c) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the presentation of the pro forma balance sheet data based on the latest balance sheet.

Exhibits

4.	We note that the legal opinion filed as Exhibit 5.1 opines on the validity of the Shares "when" they are issued "in total numbers that do not exceed the total number of shares available under the Company’s certificate of incorporation." It is not appropriate for counsel to make an assumption that assumes a material fact underlying the opinion. Please have your counsel provide an amended opinion, or advise. See Section II.B.3 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the legal opinion filed as Exhibit 5.1 has been revised so as to address the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 412-562-8444 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Jennifer R. Minter
Jennifer R. Minter Buchanan Ingersoll & Rooney PC

Enclosures

Cc (via email):

Geoff Green, Chief Executive Officer
James Clavijo, Chief Financial Officer
Joshua Hare, Chief Science Officer
Stephen E. Faucetta, Kingswood Capital Markets
Andrew Tucker, Nelson Mullins
Brian North, Buchanan Ingersoll & Rooney